Mail Stop 4720

July 7, 2009

Donald H. Layton
Chairman and Chief Executive Officer
E*TRADE Financial Corporation
135 East 57th Street
New York, NY 10022

>   Re: **E*TRADE Financial Corporation**
>   **Schedule 14A**
>   **Filed July 6, 2009**
>   **File No. 001-11921**

Dear Mr. Layton:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Impact of the Debt Exchange on the Company's Capitalization, page 13

1.   We note your response to comment 6 of our letter dated July 1, 2009. In your response you state that the convertible debentures will be recorded at fair value which will include the impact of any beneficial conversion features (BCF) determined on that date. Please clarify for us how you will account for any BCF considering the guidance in EITF 98-5 and EITF 00-27. In addition, please revise your pro forma disclosures to quantify the pro forma impact of amortizing the debt discount resulting from bifurcation of the BCF. We acknowledge that the existence of any BCF will depend on the price of your common stock on the

exchange date; however for purposes of your pro forma disclosures you should evaluate whether a BCF exists based on the closing stock price used to estimate the fair value of the convertible debentures.

2.   In your response to comment 6 of our letter dated July 1, 2009 you state that any premium recognized on the convertible debt will be accreted to paid-in capital (rather than interest expense) to avoid creating a negative yielding security. You cite several pieces of authoritative literature to support your conclusion; however, it does not appear that the convertible debentures fall within the scope of this guidance. Please provide us with a more thorough analysis supporting your accounting conclusion regarding the treatment of any resulting debt premium. Please also include a quantitative example illustrating how the accretion of any resulting debt premium would result in a negative yielding security.

3.   As a related matter, please revise to clearly disclose how the terms of the zero coupon convertible debentures to be issued differ from zero coupon bonds typically issued in the marketplace. For example, explain why, if true, these debentures are being issued at a premium while typical zero coupon bonds are issued at a discount (to compensate the investor for the lack of interest payments).

4.   Please revise your pro forma capitalization table on page 14 to present the convertible debentures on a pro forma basis at their estimated fair value. Please also include a footnote that discloses the model (e.g., discounted cash flow) and assumptions (e.g., stock price, interest rate, discount rate, etc.) used to determine the fair value of the convertible debentures and explain how changes in these assumptions prior to the consummation of the debt exchange may impact the actual fair value of the debentures when issued.

5.   Please revise to provide a footnote to your pro forma capitalization table that clearly discloses the pro forma impact of the debt exchange on APIC. For example, clarify whether this pro forma adjustment is the result of the bifurcation of any BCF.

6.   Please revise the sensitivity analysis on page 16 as follows:

·   Clarify whether the second column represents the fair value of the notes tendered (old notes) or the debentures issued (new notes) in the exchange;

·   Clarify that the loss upon exchange (third column) includes the write-off of any existing discount on the notes tendered; and

·   Explain how changes in the fair value of the convertible debentures (based on changes in your stock price) impacts APIC.

Where You Can Find Additional Information, page 33

7.   In this proxy statement, you can only incorporate by reference the information set forth in Item 13(a) of Schedule 14A. See Instruction D to the Schedule. Consequently, as previously requested, please indicate which items of the Current Report on Form 8-K filed May 14, 2009 that you wish to incorporate.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Angela Connell at (202) 551-3426 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3698 with any other questions.

                                                Sincerely,

                                                Mark Webb
                                                Legal Branch Chief

CC: By Fax: (650) 752-3618
        Martin Wellington
        Davis Polk & Wardwell